ALCANTARA BRANDS CORPORATION

September 9, 2009

Chris White
United States
Securities and Exchange Commission
100 F. Street, N.W.
Mail Stop 3561
Washington, D.C. 20549-3561

RE:  Alcantara Brands Corporation
File No. 333-149804

Dear Chris White,

This correspondence is in response to your letter dated September 2, 2009 in reference to our most recent Form 10-K which your letter indicates it includes financial statements audited by Moore and Associates Chartered (“Moore”) and our Item 4.01 Form 8-K, filed on August 13, 2009.

Our most recently filed Form 10-K, for the year ended December 31, 2008, filed on April 15, 2009, does not include financial statements audited by Moore.  Moore was the Company’s independent registered public accountant as of May 2009 and through August 6, 2009 (approximately 3 months), therefore did not issue auditors’ reports on any of our financial statements.

We are aware that on August 27, 2009, the PCAOB revoked the registration of Moore because of violations of PCAOB rules and auditing standards in auditing financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation.

Lawrence Scharfman CPA PA (“Scharfman”), our former auditor before Moore, was the Registrant’s independent registered public accountant for the years ended December 31, 2008 and 2007. As Scharfman is also no longer registered with the PCAOB, and we may not include Scharfman’s audit reports or consents in our future filings with the Commission we intend to have our New Accountant re-audit the year ended December 31, 2008 when the year ending December 31, 2009 is being audited or as necessary.

In connection with the response to your comments, the Registrant acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in filings;

•	Staff Comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that our response addresses all of your concerns.  If you have any additional questions, please do not hesitate to contact the undersigned at 702-425-5758 or our counsel at 619-704-1310.

Sincerely,

/S/ Carlos Alcantara

Carlos Alcantara,
Chief Executive Officer
Alcantara Brands Corporation

Cc:    Donald J. Stoecklein, Esq.
Stoecklein Law Group